Good Quests Company

(the "Company")
a Delaware Public Benefit Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception - June 30, 2026

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
BALANCE SHEET	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	9
NOTE 3 – RELATED PARTY TRANSACTIONS	10
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	10
NOTE 5 – LIABILITIES AND DEBT	10
NOTE 6 – EQUITY	10
NOTE 7 – SUBSEQUENT EVENTS	11



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Good Quests Company, Management

We have reviewed the accompanying financial statements of Good Quests Company (the Company) which comprise the balance sheet as of inception - June 30, 2026 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

June 30, 2026

GOOD QUESTS COMPANY
BALANCE SHEET

AS OF JUNE 30,		2026
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Accrued Expenses	$	2,972
Total Current Liabilities	$	2,972
TOTAL LIABILITIES		2,972
EQUITY		
Common Stock	$	90
Subscription Receivable		(90)
Accumulated Deficit		(2,972)
TOTAL EQUITY	$	(2,972)
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

GOOD QUESTS COMPANY
STATEMENT OF OPERATIONS

PERIOD ENDED JUNE 30,		**2026**
Operating Expenses		
General & Administrative Expenses	$	2,972
Total Operating Expenses		**2,972**
Total Loss from Operations	$	**(2,972)**
Net Income (Loss)	$	**(2,972)**

See Accompanying Notes to these Unaudited Financial Statements

GOOD QUESTS COMPANY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Inception 5/27/26	-	-	-	-	-
Issuance of Common Stock	9,000,000	90	-	-	90
Subscription Receivable	-	(90)	-	-	(90)
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(2,972)	(2,972)
Ending balance at 6/30/26	9,000,000	-	-	(2,972)	(2,972)

See Accompanying Notes to these Unaudited Financial Statements

GOOD QUESTS COMPANY
STATEMENT OF CASH FLOWS

PERIOD ENDED JUNE 30,		**2026**
OPERATING ACTIVITIES		
Net Income (Loss)	$	(2,972)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Expenses		2,972
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		2,972
Net Cash provided by (used in) Operating Activities	$	-
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Net Cash provided by (used in) Financing Activities	$	-
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Good Quests Company (the "Company") is a Delaware Public Benefit Corporation incorporated on May 27, 2026. The Company is headquartered in San Jose, California. As a Public Benefit Corporation, its specific stated public benefit purpose is "to build worlds where ordinary life becomes a holy adventure". The Company is led by its two co-founders, CEO Darren Allarde and CTO Dereck Quock.

The Company is primarily engaged in developing a daily guidance AI platform and mobile application named "Lighthouse". This app utilizes artificial intelligence sourced from real tradition (theologians, pastors, and heroes of faith) to provide spiritual guidance and support, specifically targeting spiritually hungry young adults and Gen Z individuals who are navigating life's biggest questions and struggles.

Business Model and Target Market The Company operates under a business-to-consumer (B2C) model targeting many individual app users globally, with its primary focus being the United States. The Company expects to generate revenue through three main B2C transaction streams facilitated by the Apple App Store and Google Play:

- An auto-renewing premium subscription that unlocks premium access and a recurring monthly allotment of tokens.
- Consumable AI token packages that function as in-app currency for additional AI coaching interactions
- One-time in-app purchases for premium content such as custom reports and themes.

The Company is an early-stage, pre-launch, and pre-revenue entity. Its current operations are focused entirely on product development, audience building, and preparing for a public launch. To fund these early operations, the Company is preparing a Regulation Crowdfunding (Reg CF) offering in July 2026 to raise operating capital.

Risks & Uncertainties:

The Company is a newly formed, pre-launch, and pre-revenue consumer software business. Because it has not yet earned revenue, the Company's primary financial concern is its cash burn and runway leading up to the public launch of the Lighthouse app and the commencement of subscription revenue. The Company's future success and ability to sustain operations are highly dependent on successfully launching the product, converting free users into paid subscribers, and raising adequate operating capital, which it plans to do through a Regulation Crowdfunding (Reg CF) campaign in July 2026.

Third-Party Reliance and Concentrations Management has indicated that there are currently no group concentrations among customers or suppliers that make the Company vulnerable to severe near-term risks.

However, the Company's planned business model inherently relies on several key third parties:

- Distribution and Receivables: All of the Company's planned transactional billing and app distribution will run exclusively through the Apple App Store and Google Play via RevenueCat. The Company will carry short-term receivables directly from these platforms, which will collect end-user payments and disburse them to the Company on a lag, net of app-store commissions (which account for roughly 15-30% of gross sales).
- Infrastructure: The Company's core operational costs and product functionality are highly dependent on specific third-party cloud and artificial intelligence providers, specifically the Anthropic API for its AI and language models, and Supabase for its cloud and backend infrastructure

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve

_____

months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of June 30, 2026.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of June 30, 2026.

_____

General and Administrative

General and administrative expenses consist of company formation expenses and relating legal fees.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed in May 2026 and had no operations, taxable income, or filing requirements during the period ended June 30, 2026. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities consist of accrued professional fees.

NOTE 6 – EQUITY

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.00001 per share.

Founder Share Issuance During the initial period, the Board of Directors authorized the issuance of 9,000,000 shares of Common Stock to the Company's two co-founders (4,500,000 shares each to the CEO and CTO). These shares were issued at a purchase price of $0.00001 per share and are subject to Restricted Stock Purchase Agreements.

_____

2026 Equity Incentive Plan The Company has adopted the 2026 Equity Incentive Plan and reserved 1,000,000 shares of common stock for issuance under the Plan to employees, directors, and consultants. Additionally, the Company is currently in the process of drafting agreements to issue equity to four service-provider advisors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 30, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.